UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                              EVENTEMP CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    299758300
                                 (CUSIP Number)

                               Randall W. Heinrich
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                  713-951-9100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2004
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 299758300
--------------------------------------------------------------------------------
     1) Names of Reporting Person

            Westside Energy, L.P.

            S.S. or I.R.S. Identification No. of Above Person (entities only)

                  74-3092480

 ------------------------------------------------------------------------------
     2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                              (a) [ ]
                              (b) [ ]
--------------------------------------------------------------------------------
     3)     SEC Use Only
--------------------------------------------------------------------------------
     4)     Source of Funds: WC and OO
--------------------------------------------------------------------------------
     5)     Check if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e) N/A
--------------------------------------------------------------------------------
     6)     Citizenship or place of Organization: TEXAS
--------------------------------------------------------------------------------
    (7)     Sole Voting Power
                  Number of                            3,213,193
                     Shares
Bene-             ______________________________________________________________
ficially                   (8)      Shared Voting Power
owned by                                -0-
Each
Report-           ______________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                                 3,213,193
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power
                                        -0-
--------------------------------------------------------------------------------
    11)      Aggregate Amount Beneficially Owned by Each
                            Reporting Person: 3,213,193
--------------------------------------------------------------------------------
    12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [X]
--------------------------------------------------------------------------------
    13)      Percent of Class Represented by Amount in
                                    Box (11): 52.7%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person
                                    PN

               CUSIP No. 299758300
--------------------------------------------------------------------------------
     1) Names of Reporting Person

            Riverbend Gas, Inc.

            S.S. or I.R.S. Identification No. of Above Person (entities only)

            37-1442330

-------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

                              (a) [ ]
                              (b) [ ]
--------------------------------------------------------------------------------
     3) SEC Use Only
--------------------------------------------------------------------------------
     4) Source of Funds: AF
------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e) N/A
-------------------------------------------------------------------------------
     6) Citizenship or place of Organization: NEVADA
----------------------------------------------------------------------------
    (7) Sole Voting Power
Number of                            3,213,193
Shares
Bene-             ______________________________________________________________
ficially           (8)      Shared Voting Power
owned by                                -0-
Each
Report-           ______________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                                 3,213,193
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power
                                        -0-
-------------------------------------------------------------------------------
    11)                Aggregate Amount Beneficially Owned by Each
                            Reporting Person: 3,213,193
-------------------------------------------------------------------------------
    12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [X]
--------------------------------------------------------------------------------
    13)      Percent of Class Represented by Amount in
                                    Box (11): 52.7%
--------------------------------------------------------------------------------
    14)      Type of Reporting Person
                                   CO

                          CUSIP No. 299758300
--------------------------------------------------------------------------------
     1) Names of Reporting Person

           Jimmy D. Wright

           S.S. or I.R.S. Identification No. of Above Person (entities only)

 ------------------------------------------------------------------------------
    2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                 (a) [ ]
                                 (b) [ ]
--------------------------------------------------------------------------------
     3) SEC Use Only
--------------------------------------------------------------------------------
     4) Source of Funds: AF
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e) N/A
--------------------------------------------------------------------------------
     6) Citizenship or place of Organization: TEXAS
--------------------------------------------------------------------------------
    (7) Sole Voting Power
Number of                            3,213,193
Shares
Bene-             ______________________________________________________________
ficially          (8)      Shared Voting Power
owned by                                -0-
Each
Report-           ______________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                                 3,213,193
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power
                                        -0-
--------------------------------------------------------------------------------
     11)      Aggregate Amount Beneficially Owned by Each
                            Reporting Person: 3,213,193
-------------------------------------------------------------------------------
     12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [X]
--------------------------------------------------------------------------------
    13)       Percent of Class Represented by Amount in
                                    Box (11): 52.7%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person
                                    IN

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), issued by Eventemp Corporation, a Nevada corporation (the "Company"), which has its principal executive offices at 2100 West Loop South, Suite 900, Houston, Texas 77027.

ITEM 2.  Identity and Background

Item 2(a)         Name:

         This Statement is filed by Westside Energy, a Texas limited partnership ("WSLP"), Riverbend Gas, Inc., a Nevada corporation ("Riverbend"), and Jimmy D. Wright. WSLP, Riverbend and Mr. Wright are singly referred to hereinafter as a "Reporting Person" and collectively as the "Reporting Persons." WSLP owns outright 3,059,585 shares of the common stock of the issuer. Moreover, WSLP also holds warrants (exercisable within 60 days after the date of this filing) to acquire 153,608 additional shares. Under applicable regulations, WSLP is deemed to have beneficial ownership of the shares it owns outright and shares it might acquired pursuant to the warrants. WSLP has the power to vote or direct the disposition of all of the shares of which it is deemed to have beneficial ownership. Such power is exercised through Riverbend as the sole general partner of WSLP. Riverbend, as the general partner of WSLP, may be deemed to beneficially own the shares deemed beneficially owned by WSLP. Mr. Wright is the sole director, officer and shareholder of Riverbend. As such, Mr. Wright has the power over all voting and investment decisions of WSLP, and therefore may be deemed to share beneficial ownership of the shares deemed beneficially owned by WSLP.

Item 2(b)         Residence or business address:

         The principal business address of each Reporting Person is 2100 West Loop South, Suite 900, Houston, Texas 77027.

Item 2(c)         Principal occupation:

         WSLP has heretofore principally been involved in making oil and gas investments. It intends to cease this activity in view of the Company's new business focus. Riverbend has principally served as the general partner of WSLP. Mr. Wright is principally engaged as the Company's Chief Executive Officer and Chief Financial Officer and as a private investor.

Item 2(d)         Convictions:

         During the last five years, no Reporting Person has been convicted in a criminal proceeding.

Item 2(e)         Proceedings:

         During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected a Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)         Citizenship:

         WSLP is a Texas limited partnership. Riverbend is a Nevada corporation. Mr. Wright is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration

         WSLP acquired 2,359,585 of the shares of Common Stock giving rise to the filing of this statement directly from the Company in a private transaction for the payment of an aggregate purchase price of $23,595 with the use of WSLP's own funds. WSLP acquired 700,000 of the shares of Common Stock giving rise to the filing of this statement directly from the Company in a private transaction in consideration of the assignment of certain oil and gas interest. In addition to the preceding, in connection with a loan to the Company by an entity in which WSLP owns an equity interest, the Company issued in favor of the WSLP a warrant to purchase 153,608 additional shares of Common Stock at an aggregate purchase price of $76,804. WSLP anticipates that if it exercises all or any portion of such warrant, it will use its own funds to acquire the warrant shares, although circumstances may be such at the time of its exercise that WSLP may elect to borrow or otherwise procure amounts necessary to exercise such warrant.

ITEM 4.  Purpose of Transaction

         The Reporting Person acquired the shares of Common Stock that are the subject of this Schedule 13D in connection with a series of transactions involving the Company. The transactions include the following:

         * The Company adopted a significant change in its corporate direction by deciding to focus its efforts on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and gas on these prospects
         * The Company acquired certain oil and gas interests from WSLP, in consideration of the issuance of 700,000 shares of the Company's common stock and the assumption of the liabilities associated with such interests.
         * The Company expanded its Board of Directors from one member to two members and elected Mr. Wright to fill the newly created vacancy.
         * The Company elected Mr. Wright as the Company's Chief Executive Officer and Chief Financial Officer.
         * The Company raised "seed" capital in the amount of approximately $320,800 from WSLP, Keith D. Spickelmier and from Bering Partners No. 2, LLC, an entity owned by WSLP, Mr. Spickelmier and other investors. A total of $280,000 of this capital was structured in the form of a loan by Bering Partners No. 2, LLC to the Company secured by all of the Company's assets. In consideration of making the loan, the Company granted warrants to the owners of Bering Partners No. 2, LLC (including WSLP) to purchase shares of Common Stock. WSLP received warrants to purchase up to an aggregate of 153,608 shares of the Company's common stock for a per-share exercise price of $.50. These warrants have a term of and are exercisable for five years. The remaining $40,800 of the initial capital took the form of an equity investment in the Company's common stock. WSLP and Mr. Spickelmier made this investment in exchange for the issuance to them of 2,359,585 and 1,720,415 shares, respectively, of the Company's common stock. These issuance of these shares to and the grant of this warrants in favor of WSLP required the filing of this Schedule 13D.
         * WSLP and Mr. Spickelmier entered into a Voting Agreement (the Voting Agreement") pursuant to which they agreed for two years to vote all of their shares of Common Stock to elect each other or their respective nominees to the Board of Directors of the Company. A copy of the Voting Agreement is filed as an exhibit hereto and is incorporated herein by reference.

         WSLP acquired, and WSLP intends to hold, its shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company (except for the possible exercise of the warrant described herein to acquire 153,608 additional shares of Common Stock), or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that the Reporting Person would like to add qualified additional director who could help the Company's business as these persons can be found;
(v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, WSLP may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, WSLP will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to WSLP, developments with respect to the business of WSLP, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. WSLP may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of its holdings of shares of Common Stock or change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

         WSLP individually owns 3,059,585 shares of Common Stock for which it is the beneficial owner. Moreover, WSLP is the beneficial owner of a warrant currently exercisable to acquire 153,608 shares of Common Stock. Based on the foregoing, WSLP acknowledges that it is the beneficial owner of 3,213,193 shares of Common Stock for which it has sole voting and investment power. Riverbend, as the general partner of WSLP, may be deemed to beneficially own the shares deemed beneficially owned by WSLP. Mr. Wright, as the sole director, officer and shareholder of Riverbend, may also be deemed to share beneficial ownership of the shares deemed beneficially owned by WSLP. Except for the purchase of Common Stock and grant of warrant described above, no Reporting Person has effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         WSLP and Mr. Spickelmier entered into a Voting Agreement (the Voting Agreement") pursuant to which they agreed for two years to vote all of their shares of Common Stock to elect each other or their respective nominees to the Board of Directors of the Company. A copy of the Voting Agreement is filed as an exhibit hereto and is incorporated herein by reference. In addition, the information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits

(a) Voting Agreement dated February 27, 2004 executed by WSLP and Keith D. Spickelmier

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2004

WESTSIDE ENERGY, LP,                                 Riverbend Gas, Inc.

BY:  Riverbend Gas, Inc.

By:/S/   Jimmy D. Wright                         By:/S/   Jimmy D. Wright
   -----------------------------------------     ------------------------------

Name/Title:  Jimmy D. Wright, President          Name/Title:  Jimmy D. Wright,
:/S/  Jimmy D. Wright                           President
 -------------------------------------------
      Jimmy D Wright, individually

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).

                                    SCHEDULES

Schedule I Joint Filing Agreement dated March 3. 2004 among the signatories to this Schedule 13D.

                             JOINT FILING AGREEMENT

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 3, 2004

WESTSIDE ENERGY, LP,                                 Riverbend Gas, Inc.

BY:  Riverbend Gas, Inc.

By:/S/   Jimmy D. Wright                         By:/S/   Jimmy D. Wright
   -----------------------------------------     -------------------------------

Name/Title:  Jimmy D. Wright, President          Name/Title:  Jimmy D. Wright,
:/S/   Jimmy D. Wright                           President
 -------------------------------------------
       Jimmy D. Wright, individually